Exhibit 99.1

Hi everyone,

My name is Henry Davis and I’m a Researcher on the acquisitions team here at Masterworks.

I am pleased to announce our newest offering, a large-scale portrait by the American painter, Alex Katz. Known for his flattened forms and bold colors, Katz’s work has endured critical acclaim into his late career. As of October 2022, Katz has been the subject of a major retrospective entitled “Gathering” at the Solomon R. Guggenheim Museum in New York.

To provide investment quality paintings by the artist, our acquisitions team has reviewed nearly 200 examples of Katz’s works from around the world, many of which are priced in excess of $1 million. Of these examples, this is the fourth painting we have selected to be offered on the Masterworks platform.

Executed in 1994, the current offering is titled “xPxixnxkx xKxixmxoxnxox.” The Painting depicts the artist’s muse and most frequent subject, his wife Ada. In the work, Ada occupies a seafoam green background with gestural white bands reminiscent of wave crests. The Painting encapsulates the artist’s distinct aesthetic by juxtaposing his signature crisp, detached depiction of Ada, against a more atmospheric background of an implied landscape.

As of November 2022, portraits of Ada account for seven of the artist’s top ten price records at auction. These include “East Interior” (1979), an earlier though similarly sized half-length portrait of Ada, which sold for $2.5 million at Sotheby’s, New York in May of 2022 and is currently Katz’s third top price record at auction.

While depictions of Ada from the 1970s are particularly desirable, examples from the late 1980s and 1990s, similar to the Painting, have also performed strongly in recent years. “January 2” (1992) sold for $1.7 million at Sotheby’s, New York in November of 2019 and “Dark Glasses” (1989) sold for $1.2 million at Sotheby’s, New York in May of 2019

Between November 1992 to May 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 11.4%.